UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

November 17, 2004

Kathleen H. Moriarty, Esq.
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005-2072

Act	Securities Exchange Act of 1934
Section	10a-1; Regulation M
Rule	Reg M Rules 101 + 102, 10a-1
Public Availability	November 17, 2004

Re: ***streetTRACKS Gold Trust®***
File No. TP 04-21

Dear Ms. Moriarty:

In your letter dated November 17, 2004, you request on behalf of World Gold Trust Services, LLC ("Sponsor"), the streetTRACKS Gold Trust® ("Trust"), UBS Securities LLC ("Purchaser") as underwriter of the Underwritten Shares, the New York Stock Exchange, any other national securities exchange or national securities association and certain persons or entities engaging in transactions in Shares, exemptions from, or no-action advice or relief regarding Rule 10a-1 under, Rules 101 and 102 of Regulation M under, Section 11(d)(1) of, and Rule 11d1-2 under the Securities Exchange Act of 1934 ("Exchange Act"). You also request on behalf of State Street Global Markets, LLC, as marketing agent for the Trust ("Marketing Agent"), an exemption from Rule 101 of Regulation M under the Exchange Act.

The Trust was formed under New York law pursuant to a Trust Indenture by and between the Sponsor and The Bank of New York, as trustee of the Trust on November 12, 2004. The Trust is a passive, unmanaged investment vehicle and will have no directors, officers or employees. The function of the Trust is to hold gold in trust for the benefit of holders of Shares issued by the Trust. The Trust's business or activity is limited to (i) issuing Baskets in exchange for the deposit of gold with the Trust and distributing gold from the Trust in connection with the redemption of Baskets, (ii) holding through its Custodian the gold on deposit with the Trust, and (iii) selling the Trust's gold on a periodic and as-needed basis to pay the Trust's ongoing expenses.

This response is attached to the enclosed photocopy of your correspondence. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted herein.

Response:

Rule 10a-1

Rule 3b-3 under the Exchange Act defines "short sale" and Rule 10a-1 under the Exchange Act governs short sales generally.[1] Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the derivative nature of the Shares, it would not appear that trading in the Shares would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Trust anticipates that the market value of the Shares will rise or fall based on changes in the underlying gold. Moreover, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

Regulation M

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities, and affiliated purchasers of such persons.

On the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at net asset value Baskets of Shares and that the secondary market price of Shares should not vary substantially from the value of gold represented by the Shares, the Commission hereby grants an exemption under paragraph (d) of Rule 101 of Regulation M thus permitting persons who may be deemed to be participating in a distribution of Shares to bid for or purchase Shares during their participation in such distribution. The Commission also

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1 It is important to note that Rule 200 of Regulation SHO will replace Rule 3b-3 on January 13, 2005. See Securities Exchange Act Release No. 34-50103 (July 28, 2004), 69 FR 48008 (August 6, 2004).

grants an exemption under paragraph (d) of Rule 101 of Regulation M to permit the Marketing Agent to publish certain market-related information and research on the Trust's website.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at net asset value Baskets of Shares, the Commission hereby grants an exemption under paragraph (e) of Rule 102 of Regulation M thus permitting the Trust and affiliated purchasers to redeem Shares during the continuous offering of the Shares.

Section 11(d)(1) and Rule 11d1-2

On the basis of your representations and the facts presented, the staff of the Division of Market Regulation ("Staff"), will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers (other than the Marketing Agent) that do not create or redeem Shares but engage in both proprietary and customer transactions in Shares exclusively in the secondary market extend or maintain or arrange for the extension or maintenance of credit on Shares in connection with such secondary market transactions. In this regard, we note in particular your representation that, other than the Purchaser with respect to the Underwritten Shares and the Marketing Agent with respect to the Marketing Agent Fees, no broker-dealer or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Trust complex[2] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B), or (C). Consistent with this representation, we note that neither the Underwriting Fee nor the Advisory Fee will be shared, split or otherwise made available in whole or in part by the Purchaser to any other broker-dealer or any natural person associated with such broker-dealer and that the Marketing Agent Fees will not be shared, split or otherwise

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[2] As you note in your letter, the "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, the Marketing Agent, the Purchaser, the initial depositor, the World Gold Council and its members, the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) for any such issuer, and any "affiliated person" (as defined in the 1940 Act) of any such person.

made available in whole or in part by the Marketing Agent to any other broker-dealer or any natural person associated with such broker-dealer.

In addition, on the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers other than the Marketing Agent treat Shares, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered ... open-end investment company as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule. We note in this regard your representation that Authorized Participants[3] will not extend, maintain, or arrange for the extension or maintenance of credit on Shares other than to the extent such extension, maintenance, or arranging is otherwise permitted under Exchange Act Rule 11d1-1 or, pursuant to the relief granted in this letter, under Rule 11d1-2. In addition, we note your representation that the Purchaser, as an Authorized Participant, will not extend, maintain or arrange for the extension or maintenance of credit on Shares during the distribution period for the Underwritten Shares or for 30 days after the last day that the Advisory Fee is payable to the Purchaser, except as otherwise permitted under Rule 11d1-1, and that thereafter, the Purchaser, as an Authorized Participant, will not extend, maintain, or arrange for the extension or maintenance of credit on Shares other than to the extent permitted under Rule 11d1-1 or, pursuant to the relief granted in this letter, under Rule 11d1-2.

The foregoing exemptions from Rule 10a-1, Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rule 11d1-2 are based solely on your representations and the facts presented, and are strictly limited to the application of those rules to transactions involving Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rule 10a-1 and Rules 101 and 102 of Regulation M and no-action positions taken under Section 11(d)(1) and Rule 11d1-2 are subject to the condition that such transactions in Shares or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The foregoing exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Moreover, the foregoing no-action positions are subject to

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3 Your letter indicates that each Authorized Participant will be registered as a broker-dealer or will be exempt from being, or otherwise not required to be, registered as a broker-dealer. Your letter also indicates that certain Authorized Participants will be regulated under federal and state banking laws and regulations. We note in this regard that as of October 1, 2003, the temporary exemption for banks from the definition of "dealer" under the Exchange Act expired. Accordingly, banks that act as Authorized Participants should consider whether they are "dealers" under the federal securities laws. <u>See</u> Exchange Act Section 3(a)(5); Securities Exchange Act Release No. 47364 (Feb. 14, 2003).

modification or revocation as necessary or appropriate. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Office of Trading Practices
Division of Market Regulation

Attachment

CARTER LEDYARD & MILBURN LLP
Counselors at Law
2 Wall Street
New York, NY 10005-2072
Tel (212) 732-3200
Fax (212) 732-3232

570 Lexington Avenue
New York, NY 10022
(212) 371-2720

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515

November 17, 2004

James Brigagliano, Esq.
Assistant Director, Trading Practices
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request of World Gold Trust Services, LLC for Exemptive, Interpretative or No-Action Relief from Rule 10a-1 under, Rules 101 and 102 of Regulation M under, Section 11(d)(1) of, and Rule 11d1-2 under the Securities Exchange Act of 1934, as amended.

Dear Mr. Brigagliano:

We are writing on behalf of World Gold Trust Services, LLC, the sponsor ("Sponsor") of the streetTRACKS® Gold Trust ("Trust"). The Sponsor, on behalf of itself, the Trust, UBS Securities LLC ("Purchaser"), as underwriter of the Underwritten Shares (defined below), State Street Global Markets, LLC, as marketing agent for the Trust ("Marketing Agent"), the New York Stock Exchange ("NYSE") and any other national securities exchange or national securities association (each, an "Other Exchange") (NYSE and Other Exchange collectively referred to as "Exchange") and persons or entities engaging in transactions in units of fractional undivided beneficial interest in, and ownership of, the Trust ("Shares")[1], hereby requests, as appropriate, from the Staff of the Securities and Exchange Commission ("Commission") or from the Commission, exemptions from, or interpretive or no-action advice or relief regarding Rule 10a-1 under, Rules 101 and 102 of Regulation M under, Section 11(d)(1) of, and Rule 11d1-2 under the Securities Exchange Act of 1934, as amended ("Exchange Act").[2]

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[1] streetTRACKS® is a registered service mark of State Street Corporation, an affiliate of State Street Global Markets, LLC, the marketing agent of the Trust.

[2] If the Sponsor, on behalf of the Trust, ultimately lists the Shares on an Other Exchange, the Shares will be listed in accordance with the Other Exchange's listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on an Other Exchange pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Section 19(b) of the Exchange Act. *See* also footnote 6 and related text, *infra.*

The Sponsor believes that the relief requested in this letter is consistent with the public interest and the protection of investors and would further the purposes intended by the policies and provisions of the Exchange.

The Trust and the Shares

The Trust

The Sponsor, a Delaware limited liability company and a wholly-owned special purpose subsidiary of the World Gold Council, a not-for-profit association registered under Swiss law, was organized to act as the sponsor of the Trust, an investment trust. The function of the Trust is to hold gold in trust for the benefit of holders of Shares issued by the Trust ("Beneficial Owners"). The Trust will from time to time (i) issue blocks of 100,000 Shares (each block of 100,000 Shares, a "Basket") in exchange for deposits of gold and (ii) distribute gold in connection with the redemption of Baskets. The investment objective of the Trust is for the Shares to reflect the performance of the price of gold bullion less the expenses of the Trust's operations. The Trust was formed under New York law pursuant to a Trust Indenture ("Indenture") by and between the Sponsor and The Bank of New York ("BNY"), as trustee of the Trust (BNY, along with any successor trustee, "Trustee") on November 12, 2004 (a date shortly before the Registration Statement (defined below) was declared effective). The Indenture sets out the rights and duties of the Trustee and the Sponsor with respect to the operations of the Trust, a form of which has been filed as an exhibit to the Registration Statement. HSBC Bank USA, N.A., through its London branch, will act as the custodian of the Trust's gold ("Custodian").

The Trust's business or activity is limited to (i) issuing Baskets in exchange for the deposit of gold with the Trust and distributing gold from the Trust in connection with the redemption of Baskets, (ii) holding through its Custodian the gold on deposit with the Trust, and (iii) selling the Trust's gold on a periodic and as-needed basis to pay the Trust's ongoing expenses.[3] The Trust is a passive, unmanaged investment vehicle and will have no directors,

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3 Under the Indenture, for the period ending seven years from the date of the Indenture or upon the earlier termination of the Marketing Agent Agreement among the Sponsor and the Marketing Agent, if at the end of any month during such period the estimated ordinary expenses of the Trust exceed an amount equal to 0.40% per year of the daily adjusted NAV ("ANAV") of the Trust for such month, the fees payable to the Sponsor and the Marketing Agent from the assets of the Trust for such month will be reduced by the amount of such excess in equal shares up to the amount of their fees. If the gross value of the Trust's assets is less than approximately $388 million, the ordinary expenses of the Trust will be accrued at a rate greater than 0.40% per year of the daily ANAV of the Trust, even after the Sponsor and the Marketing Agent have completely reduced their combined fees of 0.3% per year of the daily ANAV of the Trust. This amount is based on the estimated ordinary expenses of the Trust described in ''Business of the Trust — Trust Expenses'' and may be higher if the Trust's actual ordinary expenses exceed those estimates. Upon the end of the seven year period, the fee reduction will expire. Additionally, if the Trust incurs unforeseen expenses that cause the total ordinary expenses of the Trust to exceed 0.70% per year of the daily ANAV of the Trust, the ordinary expenses will accrue, at a rate greater than 0.40% per year of the daily ANAV of the Trust, even after the Sponsor and the Marketing Agent have completely reduced their combined fees of 0.30% per year of the daily ANAV of the Trust. See ''Risk Factors — When the fee reduction terminates or expires . . .'' For details on the calculation of the ANAV of the Trust, see the section of the Prospectus entitled "Description of the Trust Indenture — Valuation of Gold, Definition of Net Asset Value and Adjusted Net Asset Value".

officers or employees. The Trust will not have an audit committee. The Trust will act only through its Trustee and Sponsor as permitted under and directed by the Indenture.

The Trustee is generally responsible for the day-to-day administration of the Trust. The Sponsor will generally oversee the performance of the Trustee and the Trust's principal service providers, but will not exercise day-to-day oversight over the Trustee and such service providers. The Trustee's principal responsibilities include (1) selling the Trust's gold as needed to pay the Trust's expenses (gold sales are expected to occur approximately monthly in the ordinary course), (2) calculating the NAV of the Trust and the NAV per Share, (3) receiving and processing orders from authorized participants ("Authorized Participants") to create and redeem Baskets and coordinating the processing of such orders with the Custodian and The Depository Trust Company ("DTC"), and (4) monitoring the Custodian. The Trustee will also perform other activities incidental and necessary to carrying out the Trustee's related duties described in the Indenture.

The Custodian is responsible for the safekeeping of the gold deposited with the Trust by Authorized Participants in connection with the creation of Baskets. The Custodian also facilitates the transfer of gold in and out of the Trust through gold accounts it will maintain for Authorized Participants and the Trust. The Custodian is a market maker, clearer, approved weigher and an authorized gold depository under the rules of the London Bullion Market Association ("LBMA") and all gold held by the Trust must meet the gold delivery standards of the LBMA.

The Marketing Agent will assist the Sponsor in (1) developing a marketing plan for the Trust on an on-going basis, (2) preparing marketing materials regarding the Shares, including the content of the Trust's website, (3) executing the marketing plan for the Trust, (4) incorporating Gold into its strategic and tactical research, and (5) licensing the "streetTRACKS®" trademark. The Marketing Agent will be paid fees for its services equal to fifteen basis points (0.15%) per annum of the daily ANAV of the Trust, payable monthly in arrears, from and to the extent of the assets of the Trust, and are subject to a cap[4] ("Marketing Agent Fees"). The Marketing Agent is also a registered broker-dealer with the Commission and, as such, may execute purchases and sell Shares on behalf of its customers.

Because of the nature of the Trust, Beneficial Owners will have limited rights as compared to holders of traditional equity securities. For example, Beneficial Owners will not have statutory rights normally associated with the ownership of shares of a corporation, such as the right to bring "oppression" or "derivative" actions. Beneficial Owners will have no direct voting rights, except in limited circumstances. Beneficial Owners may remove the Trustee upon the vote of at least 66 2/3 % of the outstanding Shares. In addition, the Trustee may terminate the Trust upon the agreement of Beneficial Owners owning at least 66 2/3% of the outstanding Shares, and certain amendments to the Indenture will require 51% or unanimous consent of the Beneficial Owners. The Trust will not make any cash distributions on the Shares except (i) if the Trustee and the Sponsor determine that the amount of cash held by the Trust exceeds the Trust's anticipated expenses for the next 12 months and the excess amount is more than $0.01 per Share

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[4] See footnote 3, *supra.*

outstanding and (ii) upon the termination and liquidation of the Trust after satisfaction of the Trust's outstanding liabilities and establishment of any reserves.

The Sponsor filed a registration statement on Form S-1 for 60,400,000[5] Shares pursuant to the Securities Act of 1933, as amended ("Securities Act"), on May 13, 2003 (Commission File No. 333-105202), Amendment No. 1 to the Registration Statement on September 26, 2003, Amendment No. 2 to the Registration Statement on November 25, 2003, Amendment No. 3 to the Registration Statement on August 30, 2004, Amendment No. 4 to the Registration Statement on November 8, 2004 and Amendment No. 5 to the Registration Statement on November 16, 2004, which was declared effective on the same date (collectively, "Registration Statement"). The Trust has registered the Shares under Section 12(b) of the Exchange Act on Form 8-A and has received approval for listing and trading the Shares on the NYSE. The listing and the trading of the Shares on the NYSE will be subject to the NYSE's listing requirements and rules.[6]

The Trust is not an investment company under the Investment Company Act of 1940, as amended ("1940 Act"), and is not required to register under the 1940 Act. The Trust will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as amended ("CEA"), as administered by the Commodity Futures Trading Commission. The Trust is not a commodity pool for purpose of the CEA and neither the Sponsor, the Trustee nor the Marketing Agent is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The Shares

As described in Sections 1.C., 1.D. and 1.F. of this letter, Shares will be issued and redeemed by the Trust in Baskets only, and only Authorized Participants will be allowed to create or redeem Baskets. Each Authorized Participant will be registered as a broker-dealer under the Exchange Act and regulated by the National Association of Securities Dealers, Inc. ("NASD") or will be exempt from being, or otherwise not required to be, registered as a broker-dealer under the Exchange Act or regulated by the NASD. Certain Authorized Participants will be regulated under federal and state banking laws and regulations. In addition, Authorized Participants will be participants in DTC ("DTC Participants") and will have entered into a Participant Agreement ("Participant Agreement")[7] with the Sponsor and the Trustee. Each Participant Agreement will detail the procedures for the creation and redemption of Baskets. The creation or redemption of Baskets requires the delivery to the Trust or the distribution by the Trust of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which will be based on the combined NAV of the number of Shares included in

[5] The proposed maximum aggregate offering price for 60,400,000 Shares was $2,001,656,000. Amendment No. 4 to the Registration Statement increased the total number of Shares registered to 120,000,000 with a proposed maximum aggregate offering price of $4,537,636,000.

[6] The NYSE has recently received Commission approval pursuant to Section 19(b) of the Exchange Act for approval of rules applicable to the trading of Shares (Release No. 34-50603 dated October 28, 2004).

[7] The form of Participant Agreement is attached as Exhibit 4.2 to the Registration Statement.

the Baskets being created or redeemed determined on the day the order to create or redeem Baskets is properly received.[8]

The Trustee will calculate the Trust's NAV on each business day by subtracting all estimated accrued but unpaid fees (other than the fees to be computed by reference to the ANAV of the Trust or custody fees based on the value of the gold held by the Trust), expenses and other liabilities of the Trust from the total value of the gold and all other assets of the Trust (other than any amounts credited to the Trust's reserve account). For purposes of calculating the Trust's NAV, a "business day" means any day that the NYSE is open for regular trading. In determining the Trust's NAV, the Trustee will value the gold held by the Trust based on the price of an ounce of gold as set by the five members of the London gold fix during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time ("London PM Fix").[9] The Trustee will make this determination on each business day at the earlier of the London PM Fix for such day or 12:00 p.m. New York time.[10] If no London PM Fix is made on a particular business day or if the London PM Fix has not been announced by 12:00 p.m. New York time, the next most recent London gold price fix (a.m. or p.m.) will be used in the determination of the Trust's NAV, unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use in such determination, in which case the Trustee and the Sponsor will identify an alternate basis for such determination. The Trustee will also determine the Trust's NAV per Share by dividing the NAV of the Trust by the number of Shares outstanding.

Individual certificates will not be issued for Shares. Instead, one or more global certificates will be deposited by the Trustee with DTC and registered in the name of Cede & Co., as nominee for DTC. One or more global certificates will evidence all of the Shares outstanding at any time. Beneficial ownership of the Shares will be shown on the records of DTC, banks, brokers, dealers, trust companies and others that are DTC Participants and indirect participants who maintain a custodial relationship with a DTC Participant. At the Trust's expense, the Trustee will furnish to the DTC Participants for distribution to Beneficial Owners the annual reports, statements, notices, and other information applicable to the Trust and required by law

[8] The Sponsor anticipates that cash ordinarily will not be part of the deposit required to create a Basket or part of the distribution delivered upon the redemption of a Basket.

[9] Orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a "trying price," reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As discussed in the Registration Statement, the London gold price fix is widely viewed as a full and fair representation of all market interest at the time of the fix. As of September 1, 2004, the five members of the London PM Fix were ScotiaMocatta (a division of the Bank of Nova Scotia), Deutsche Bank AG, HSBC Bank USA, N.A., Société Générale and Barclays Bank plc.

[10] As New York time is generally five hours behind London time, the London PM Fix will ordinarily begin at 10:00 a.m. New York time.

(including the Exchange Act), regulation or rule. The Shares will be transferable only through DTC's book entry system.

DTC or its nominee will be recognized as the record owner of Shares for all purposes. The Sponsor understands that under existing industry practice, in the event the Sponsor or the Trustee requests any action by Beneficial Owners with respect to the Shares or the Trust, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would enable the DTC Participants to take such action and the DTC Participants would enable the indirect participants and Beneficial Owners holding Shares through the DTC Participants to take such action and that DTC and the DTC Participants would otherwise act upon the instructions of the indirect participants and the Beneficial Owners.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of DTC as well as those of the DTC Participants and any broker, dealer, bank, trust company or other party that clears through or maintains a custodial relationship with the DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, based on information provided by DTC, the Trustee will furnish the required materials to the DTC Participants which, in turn, will be responsible for distributing them to the Beneficial Owners.

Individual Shares will be listed on the NYSE (or on an Other Exchange) and traded in the secondary market in the same manner as other equity securities. Bear Hunter Structured Products, LLC ("Specialist"), the member firm appointed by the NYSE to be the specialist of the Trust's Shares, will maintain a market for the Shares that trade on the NYSE. The price of the Shares trading in the secondary market will be based on a current bid/offer market. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve the Trust -- will be subject to customary brokerage commissions and charges. The Sponsor anticipates that the price at which the Shares will trade will not vary materially from the value of gold (less expenses) represented by such Shares due to the potential arbitrage opportunities resulting from the Trust's creation and redemption mechanics.

Overview of the Creation and Redemption of Shares

The Trust will issue Baskets in exchange for a deposit of gold and, if applicable, a deposit of a specified cash payment as described more fully in Section 1.D. of this letter. Baskets will be offered by the Trust on a continuous basis on each business day based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The Trust will distribute gold and, if applicable, a cash amount in exchange for the delivery of Baskets for redemption as described more fully below.

For purposes of processing both purchase and redemption orders, a "business day" means any day other than a day (i) when the NYSE is closed for regular trading, or (ii), if the order requires the receipt or delivery, or the confirmation of receipt or delivery, of gold in the United Kingdom or in some other jurisdiction on a particular day, (A) when banks are authorized to close in the United Kingdom or in such other jurisdiction or when the London gold market is closed or (B) when banks in the United Kingdom or in such other jurisdiction are, or the London gold market is, not open for a full business day and the processing of the order requires the execution or completion of procedures which cannot be executed or completed by the close of the business day in the United Kingdom, other jurisdiction or London gold market, as the case may be. Please note that this definition of "business day" is different than the "business day" definition described in Section I.B. above in reference to the determination of the Trust's NAV.

Each Authorized Participant, upon execution of its Participant Agreement, will agree to comply with the pertinent standards of the LBMA with respect to the transfer of gold in and out of the Trust. Prior to initiating any creation or redemption order, an Authorized Participant must establish an unallocated bullion account ("Authorized Participant Unallocated Account") with the Custodian that will be used only for transactions with the Trust. The Custodian will not charge an Authorized Participant a fee to set up or maintain its Authorized Participant Unallocated Account as long as the Authorized Participant Unallocated Account is used solely for gold transfers to and from the Trust Unallocated Account and the Custodian (or one of its affiliates) receives compensation for maintaining the Trust Allocated Account. Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Baskets.

Creations and redemptions of Baskets will require the delivery to or the distribution by the Trust of the amount of gold and any cash represented by the Baskets being created or redeemed. All gold will be delivered to and distributed by the Trust in unallocated form through credits and debits between Authorized Participant Unallocated Accounts and the Trust's unallocated bullion account ("Trust Unallocated Account"). Gold transferred to the Trust from an Authorized Participant Unallocated Account in unallocated form will first be credited to the Trust Unallocated Account. Thereafter, the Custodian will allocate specific bars of gold to the Trust representing the amount of gold credited to the Trust Unallocated Account (to the extent such amount is representable by whole bars). The allocated gold bars will be held in the Trust's allocated bullion account ("Trust Allocated Account"). The process is reversed for the delivery of gold to an Authorized Participant in connection with the redemption of Baskets.

All gold bullion represented by a credit to any Authorized Participant Unallocated Account and to the Trust Unallocated Account and all gold bullion held in the Trust Allocated Account with the Custodian must conform to the rules, regulations, practices and customs of the LBMA, including the specifications for a "London Good Delivery Bar." Typically referred to as 400-ounce bars, a London Good Delivery Bar must contain between 350 and 430 fine troy ounces of gold, with a minimum fineness (or purity) of 995 parts per 1,000 (99.5%), be of good appearance and be easy to handle and stack. A London Good Delivery Bar must also bear the stamp of one of the melters and assayers who are on the LBMA approved list.

Procedures for the Creation of Baskets

All orders to create Baskets ("Purchase Orders") must be received by the Trustee no later than the close of regular trading on the NYSE, usually 4:00 p.m. New York time, on each business day such order is placed in order for an Authorized Participant to purchase Baskets at the NAV of the Trust determined on the Purchase Order date. The Trustee will maintain a record of all Purchase Orders.

To create a Basket, an Authorized Participant must deposit gold ("Gold Deposit") together with, if applicable, an amount of cash specified by the Trustee ("Cash Deposit"). A Gold Deposit and any associated Cash Deposit are together referred to as a "Creation Basket Deposit." The amount of gold and cash (if any) included in a Creation Basket Deposit will be in the same proportion to the total assets of the Trust (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the Purchase Order is properly received as the number of Shares to be created under the Purchase Order is in proportion to the total number of Shares outstanding on the date the Purchase Order is received.

The amount of the required Gold Deposit is determined by dividing the number of ounces of gold held by the Trust by the number of Baskets outstanding, as adjusted for estimated accrued but unpaid fees and expenses as described in the next paragraph.

The amount of any required Cash Deposit will be determined as follows: (1) the estimated unpaid fees, expenses and liabilities of the Trust accrued through the Purchase Order date will be subtracted from any cash held or receivable by the Trust as of the Purchase Order date; and (2) the remaining amount will be divided by the number of Shares outstanding immediately before the Purchase Order date and then multiplied by the number of Shares being created pursuant to the Purchase Order. If the resulting amount is positive, that amount will be the required Cash Deposit. If the resulting amount is negative, the amount of the required Gold Deposit will be reduced by a number of fine ounces of gold equal in value to that resulting amount, determined at the price of gold used in calculating the NAV of the Trust on the Purchase Order date. Fractions of a fine ounce of gold of less than 0.001 of a fine ounce included in the Gold Deposit amount will be disregarded. All questions as to the amount and the composition of a Creation Basket Deposit will be determined by the Trustee.

An Authorized Participant that places a Purchase Order must credit its Authorized Participant Unallocated Account with the required Gold Deposit amount by the end of the second business day in London following the Purchase Order date. Upon receipt of the Gold Deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on the third business day following the Purchase Order date the Gold Deposit amount from the Authorized Participant Unallocated Account to the Trust Unallocated Account and the Trustee will direct DTC to credit the Baskets ordered to the Authorized Participant's book-entry DTC account by or shortly after 9:00 a.m., New York time. The Trust will furnish a copy of its current prospectus ("Prospectus") to each Authorized Participant placing a Purchase Order.

Acting on standing instructions given by the Trustee, the Custodian will transfer the Gold Deposit amount from the Trust Unallocated Account to the Trust Allocated Account by transferring gold bars from its inventory to the Trust Allocated Account. The Custodian will use commercially reasonable efforts to complete the transfer of gold to the Trust Allocated Account prior to the time by which the Trustee is to credit the Basket to the Authorized Participant's DTC account; if, however, such transfers have not been completed by such time, the number of

Baskets ordered will be delivered against receipt of the Gold Deposit amount in the Trust Unallocated Account.

Because gold is allocated only in multiples of whole bars, the amount of gold allocated from the Trust Unallocated Account to the Trust Allocated Account may be less than the total number of fine ounces of gold credited to the Trust Unallocated Account. Any balance will be held in the Trust Unallocated Account. The Custodian will use commercially reasonable efforts to minimize the amount of gold held in the Trust Unallocated Account, and no more than 430 ounces of gold (the maximum weight of a London Good Delivery Bar) is expected to be held in the Trust Unallocated Account at the close of each business day.

Rejection of Purchase Orders

The Trustee may reject a Purchase Order or a Creation Basket Deposit if (i) it determines that the Purchase Order or the Creation Basket Deposit is not in proper form, (ii) the Sponsor believes that the Purchase Order or the Creation Basket Deposit would have adverse tax consequences to the Trust or the Beneficial Owners, (iii) the acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful, or (iv) circumstances outside the control of the Trustee, the Sponsor or the Custodian make it for all practical purposes not feasible to process creations of Baskets.

Procedures for the Redemption of Baskets

All orders to redeem Baskets ("Redemption Orders") must be received by the Trustee no later than the close of regular trading on the NYSE, usually 4:00 p.m. New York time, on each business day such order is placed in order for an Authorized Participant to redeem Baskets at the NAV of the Trust determined on the Redemption Order date. The Trustee will maintain a record of all Redemption Orders.

By placing a Redemption Order, an Authorized Participant agrees to deliver the Baskets to be redeemed to the Trust not later than the third business day following the effective date of the Redemption Order.

The redemption distribution from the Trust ("Redemption Distribution") will consist of: (1) a credit to the redeeming Authorized Participant's Authorized Participant Unallocated Account representing the amount of gold held by the Trust evidenced by the Shares being redeemed ("Gold Redemption Amount") plus or minus (2) the Cash Redemption Amount. The "Cash Redemption Amount" is equal to the value of all assets of the Trust other than gold less all estimated accrued but unpaid expenses and other liabilities, divided by the number of Baskets outstanding and multiplied by the number of Baskets included in the Authorized Participant's Redemption Order. The Trustee will distribute any positive Cash Redemption Amount through DTC to the account of the Authorized Participant as recorded on DTC's book entry system. If the Cash Redemption Amount is negative, the credit to the Authorized Participant Unallocated Account will be reduced by the number of ounces of gold equal in value to the negative Cash Redemption Amount, determined at the price of gold used in calculating the NAV of the Trust on the Redemption Order date. The Sponsor anticipates that in the ordinary course of the Trust's operations there will be no cash distributions made to Authorized Participants upon redemptions. Fractions of a fine ounce of gold included in the Redemption Distribution of less than 0.001 of a fine ounce will be disregarded. Redemption Distributions will be subject to the deduction of any applicable tax or other governmental charges which may be due. All questions regarding the amount and composition of a Redemption Distribution will be determined by the Trust.

The Redemption Distribution due from the Trust will be delivered to the Authorized Participant on the third business day following the Redemption Order date if, by 9:00 a.m. New York time, on such third business day, the Trustee's DTC account has been credited with the Baskets to be redeemed. If the Trustee's DTC account has not been credited with all of the Baskets to be redeemed by such time, the Redemption Distribution will be delivered to the extent of whole Baskets received. Any remainder of the Redemption Distribution will be delivered on the next business day to the extent of remaining whole Baskets received, if the Trustee receives the fee applicable to the extension of the Redemption Distribution date which the Trustee may determine from time to time and the remaining Baskets to be redeemed are credited to the Trustee's DTC account by 9:00 a.m. New York time on such next business day. Any further outstanding amount of the Redemption Order shall be cancelled. The Trustee is also authorized to deliver the Redemption Distribution notwithstanding that the Baskets to be redeemed are not credited to the Trustee's DTC account by 9:00 a.m. New York time, on the third business day following the Redemption Order date, if the Authorized Participant has collateralized its obligation to deliver the Baskets through DTC's book entry system on such terms as the Sponsor and the Trustee may from time to time agree upon.

The Custodian will transfer the Gold Redemption Amount from the Trust Allocated Account to the Trust Unallocated Account and, thereafter, to the redeeming Authorized Participant's Authorized Participant Unallocated Account.

If, in transferring gold from the Trust Allocated Account to the Trust Unallocated Account in connection with a Redemption Order, there is an excess amount of gold transferred to the Trust Unallocated Account, the excess over the Gold Redemption Amount will be held in the Trust Unallocated Account. The Custodian will use commercially reasonable efforts to minimize the amount of gold held in the Trust Unallocated Account and no more than 430 ounces of gold is expected to be held in the Trust Unallocated Account at the close of each business day.

Suspension or Rejection of Redemption Orders

The Trustee may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date (i) for any period during which the NYSE is closed other than customary weekend or holiday closings, or trading on the NYSE is suspended or restricted, (ii) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold is not reasonably practicable, or (iii) for such other period as the Sponsor determines to be necessary for the protection of the Beneficial Owners.

The Trustee will reject a Redemption Order if the order is not in proper form as described in the Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful.

Creation and Redemption Transaction Fee

To compensate the Trustee for its services in connection with processing the creation and redemption of Baskets, an Authorized Participant will be required to pay a transaction fee ("Transaction Fee") to the Trustee of $2,000 per order to create or redeem Baskets. An order may include multiple Baskets. The Transaction Fee may be reduced, increased or otherwise changed by the Trustee with the consent of the Sponsor. The Trustee shall notify DTC of any agreement to change the Transaction Fee and will not implement any increase in the Transaction Fee for the redemption of Baskets until 30 days after the date of the notice. A Transaction Fee may not exceed 0.10% of the value of a Basket at the time the creation and redemption order is accepted. The Prospectus will provide complete disclosure about the Transaction Fee.

The Formation of the Trust and the Initial Offering

The initial amount of gold required for deposit with the Trust to create a Basket will be 10,000 ounces of unallocated gold which meets the gold delivery standards of the LBMA. The number of ounces of gold required to create a Basket or to be delivered upon redemption of a Basket will gradually decrease over time. This is because the Shares comprising a Basket will represent a decreasing amount of gold due to the sale of the Trust's gold over time to pay the Trust's expenses. The number of Shares comprising a Basket will not change except in the event of a stock split or similar revaluation. As of the date hereof, the initial value of an individual Share is expected to be between $40 - $45 per Share or $4,000,000 to $4,500,000 for a Basket.

As described in the Registration Statement, in connection with the formation of the Trust, the Custodian received an initial seed deposit of 30,000 ounces of unallocated gold on behalf of the Trust in exchange for the Seed Baskets. The Seed Baskets will be purchased at a per Share price equal to one-tenth (1/10) of an ounce of gold. In addition to, and independent of, the purchase of the Seed Baskets by the initial depositor of gold into the Trust, the Trust expects to issue Shares in Baskets to Authorized Participants from time to time in exchange for deposits of the amount of gold and any cash represented by the Baskets being created ("Other Baskets"). No fee, commission or other form of compensation or inducement of any kind from either the Sponsor or the Trust is payable in connection with the issuance of the Seed Baskets or Other Baskets.

As part of the initial offering of the Shares and in conjunction with the effectiveness of the Registration Statement and the launch of trading on the NYSE ("Launch"), the Trust will issue Shares to the Purchaser as underwriter ("Underwritten Shares") pursuant to the terms of the Distribution Agreement between the Sponsor and the Purchaser to be executed on or before the Launch. The Underwritten Shares will be priced at one-tenth (1/10) of an ounce of gold per Share, pursuant to the Distribution Agreement. All of the Underwritten Shares are expected to be delivered within 30 days of the Launch. In connection with the offering and sale of the Underwritten Shares, the Purchaser will be paid a fixed fee by the Sponsor ("Underwriting Fee") as set forth in the Distribution Agreement and stated in the Registration Statement. The Purchaser may also receive an advisory fee payable by the Sponsor ("Advisory Fee") within one month after the Launch (to be paid in the sole discretion of the Sponsor depending on the success of the Trust at such time) in the amount stated in the Registration Statement for advice provided by the Purchaser in the original structuring of the Trust. Once the Purchaser ceases selling the Underwritten Shares, it may act as an Authorized Participant.

After the issuance of the Seed Baskets and the Underwritten Shares, the Trust expects to issue and redeem Shares from time to time, as discussed above.

The Gold Market and the Trading Market for Shares

The global trade in gold consists of Over-the-Counter ("OTC") transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options. The OTC market trades on a 24-hour per day continuous basis and accounts for most global gold trading. Liquidity in the OTC market can vary from time to time during the course of the 24-hour trading day. Fluctuations in liquidity are reflected in adjustments to dealing spreads. The period of greatest liquidity in the gold market generally occurs at the time of day when trading in the European time zones overlaps with trading in the United States, which is when OTC market trading in London, New York and other centers coincides with futures and options trading on the COMEX division of the New York Mercantile Exchange ("NYMEX"). This period lasts for approximately four hours each New York business day morning.

Market makers, as well as others in the OTC market, trade with each other and with their clients on a principal-to-principal basis. All risks and issues of credit are between the parties directly involved in the transaction. Market makers include the eight market-making members of the LBMA, the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market.[11] As of September 1, 2004, the eight market-making members of the LBMA were Barclays Bank plc, Deutsche Bank AG, HSBC Bank USA, N.A. (London branch), J. Aron and Company (UK) (a division of Goldman Sachs), JPMorgan Chase Bank, ScotiaMocatta (a division of the Bank of Nova Scotia), Société Générale, and UBS AG. HSBC Bank USA, N.A. (London branch) is the Custodian and UBS AG is an affiliate of the Purchaser. The OTC market provides a relatively flexible market in terms of quotes, price, size, destinations for delivery and other factors. Bullion dealers customize transactions to meet clients' requirements. The OTC market has no formal structure and no open-outcry meeting place.

The main centers of the OTC market are London, New York and Zurich. Bullion dealers have offices around the world and most of the world's major bullion dealers are either members or associate members of the LBMA. Of the eight market-making members of the LBMA, five offer clearing services: Deutsche Bank AG, HSBC Bank USA, N.A., JPMorgan Chase Bank, ScotiaMocatta and UBS AG. As of September 1, 2004, there were a further 52 full members, plus a number of associate members around the world.

[11] Further information about the LBMA may be found at www.lbma.org.uk.

As discussed in the Prospectus, in the OTC market, the standard size of gold trades between market makers ranges between 5,000 and 10,000 ounces. Bid-offer spreads are typically 50 US cents per ounce. Certain dealers are willing to offer clients competitive prices for much larger volumes, including trades over 100,000 ounces, although this varies according to the dealer, the client and market conditions, as transaction costs in the OTC market are negotiable between the parties. Cost indicators can be obtained from various information service providers as well as dealers.

There are no authoritative published figures for overall world-wide volume in gold trading. There are certain published sources that suggest the significant size of the overall market. The LBMA publishes clearing statistics compiled from the five members offering clearing services.[12] The monthly average daily clearing volume figures published by the LBMA for 2003 range from a high of 19.0 million to a low of 13.6 million troy ounces per day. The COMEX division of the NYMEX publishes price and volume statistics for transactions in contracts for the future delivery of gold. COMEX figures for 2003 indicate that the average daily volume for gold futures contracts was approximately 4.9 million ounces per day.[13]

Investors may obtain on a 24-hour basis, gold pricing information based on the spot price for an ounce of gold from various financial information service providers, such as Reuters and Bloomberg. Reuters and Bloomberg provide at no charge on their websites delayed information regarding the spot price of gold and last sale prices of gold futures, as well as information about news and developments in the gold market. Reuters and Bloomberg also offer a professional service to subscribers for a fee that provides information on gold prices directly from market participants. An organization named EBS provides an electronic trading platform to institutions such as bullion banks and dealers for the trading of spot gold, as well as a feed of live streaming prices to Reuters and Moneyline Telerate subscribers. Complete real-time data for gold futures and options prices traded on the COMEX division of the NYMEX are available by subscription from Reuters and Bloomberg. The NYMEX also provides delayed futures and options information on current and past trading sessions and market news free of charge on its website. There are a variety of other public websites providing information on gold, ranging from those specializing in precious metals to sites maintained by major newspapers, such as the Washington Post. Many of these sites offer price quotations drawn from other published sources and, as the information is supplied free of charge; it generally is subject to time delays. Like bond securities traded in the OTC market with respect to which pricing information is available directly from

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[12] Information regarding clearing volume estimates by the LBMA can be found at www.lbma.org.uk/clearing_table.htm. The three measures published by LBMA are: volume, the amount of metal transferred on average each day measured in millions of troy ounces; value, measured in US dollars, using the monthly average London PM Fix price; and the number of transfers, which is the average number recorded each day. The statistics exclude allocated and unallocated balance transfers where the sole purpose is for overnight credit and physical movements arranged by clearing members in locations other than London.

[13] Information regarding average daily volume estimates by the COMEX division of the NYMEX can be found at www.nymex.com/jsp/markets/md_annual_volume6.jsp#2. The statistics are based on gold futures contracts, each of which relates to 100 ounces of gold.

bond dealers, current gold spot prices are also generally available with bid/ask spreads from gold bullion dealers.

In addition, the Trust's website will provide at no charge continuously updated bids and offers indicative of the spot price of gold. The Trust's website will also provide an intraday indicative value per Share for the Shares calculated by multiplying the indicative spot price of gold by the quantity of gold backing each Share.[14] Notwithstanding that they will be provided free of charge, the indicative spot price and intraday indicative value per Share will be provided on a close to real-time basis.[15] The Trust's website will also provide the NAV of the Trust as calculated each business day by the Trustee. Finally, the Trust's website will also provide the last sale price of the Shares as traded in the US market, subject to a 20-minute delay. The NYSE will provide on its own public website (www.nyse.com) a link to the Trust's website.

Because of the potential for arbitrage inherent in the structure of the Trust, the Sponsor believes that the Shares will not trade at a material discount or premium to the value of the underlying gold held by the Trust. The arbitrage process, which in general provides investors the opportunity to profit from differences in prices of assets, increases the efficiency of the markets, serves to prevent potentially manipulative efforts and can be expected to operate efficiently in the case of the Shares and gold. If the price of the Shares deviates enough from the price of gold to create a material discount or premium, an arbitrage opportunity is created. If the Shares are inexpensive compared to the gold that underlies them, an Authorized Participant, either on its own behalf or acting as agent for investors, arbitrageurs or traders, may buy Shares, immediately redeem Baskets in exchange for gold and sell the gold in the cash market at a profit. If the Shares are expensive compared to the gold that underlies them, an Authorized Participant may sell the Shares short, buy enough gold to create the corresponding number of Baskets, acquire the Baskets through the creation process and deliver the Shares to close out the short position. In both instances the arbitrageur serves to correct price discrepancies between the Shares and the underlying gold.

Requests for Relief

Introduction

The Sponsor, on behalf of itself, the Trust, the Purchaser, the Exchange and persons or entities engaging in transactions in Shares, requests that the Staff of the Commission ("Staff") or the Commission grant exemptions from or interpretive or no-action advice or relief regarding Rule 10a-1 under, Rules 101 and 102 of Regulation M under, Section 11(d) (1) of, and Rule 11d1-2 under, the Exchange Act. Also, the Sponsor on behalf of the Marketing Agent, requests

[14] The intraday indicative value of the Shares is analogous to the intraday optimized portfolio value (sometimes referred to as the IOPV), indicative portfolio value and the intraday indicative value (sometimes referred to as the IIV) associated with the trading of exchange-traded funds. *See, e.g.,* Securities Exchange Act Release No. 46686 (Oct. 18, 2002) for a discussion of indicative portfolio value in the context of an exchange-traded fund.

[15] The Trust's website is expected to indicate that these values are subject to an average delay of 5 to 10 seconds.

that the Staff or the Commission grant an exemption from or interpretive or no-action advice or relief regarding Rule 101 of Regulation M under the Exchange Act.

Exchange Act Rule 10a-1

Rule 10a-1(a)(1)(i) under the Exchange Act provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding different price at which a sale was reported. The Sponsor requests relief from the rule and believes that such relief is appropriate because the Shares will be traded on the NYSE and are securities whose value is based on gold which, as discussed above in Section 3, trades throughout the world on a 24-hour basis in active markets. Application of Rule 10a-1 to transactions in the Shares would not further the rule's purposes, and exempting such transactions from the rule would not be inconsistent with the purposes of the rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The Sponsor anticipates, however, that the market value of the Shares will rise or fall based on the changes in the value of the underlying gold and that the price of the Shares would not decline absent a decline in the value of the underlying gold.[16] In addition, the Sponsor believes that any temporary disparities in relative market values between the Shares and the underlying gold will tend to be corrected by the arbitrage activity as discussed above.

Liquidity in the global gold market will be reduced after the close of the COMEX division of the NYMEX, at 1:30 p.m. New York time. As a result, after this time, trading spreads and the resulting premium or discount on the Shares may widen.

Under these circumstances, the Sponsor believes it unlikely that short sales of the Shares could be used to depress their price. Indeed, the Commission has agreed with this conclusion in the cases of several passive, unmanaged vehicles, namely the SPDR Trust, Series 1, ("SPDR Trust"), the MidCap SPDR Trust, Series 1, ("MidCap Trust"), the DIAMONDS Trust, Series 1, ("DIAMONDS Trust"), the NASDAQ-100 Trust, Series 1, ("NASDAQ-100 Trust"), HOLDRs and the BLDRs Index Funds Trust ("BLDRs"), all of which issue exchange-traded securities whose prices are reflective of a portfolio of securities.[17]

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[16] As the Trust will regularly sell gold over time to pay the Trust's ongoing expenses, the amount of gold represented by each Share will gradually decrease over time and, assuming a constant gold price, the price of the Shares can be expected to correspondingly decrease.

[17] *See* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Senior Vice President and General Counsel, the American Stock Exchange ("Amex"), dated January 22, 1993 (regarding the trading of SPDRs issued by the SPDR Trust); see letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, Amex, dated April 21, 1995 (regarding the trading of MidCap SPDRs); see letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation to James F. Duffy, Amex, dated January 9, 1998 (regarding the trading of DIAMONDS); see letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Executive Vice President and General Counsel, Amex, dated March 3, 1999 (regarding the trading of the Nasdaq-100 Trust), see letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath,

As is the case for investors in the financial products mentioned above, the ability to sell short is important for investors in the Shares, as it will make possible the arbitrage activities described above. Further, the trading market for Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or exchange specialists from making short sales to satisfy customer demand in the absence of an uptick. This would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

The depth and liquidity of the world markets for gold and futures on gold provide facilities for arbitrage and hedging transactions in the Shares. The Sponsor believes that this arbitrage-enhanced linkage, coupled with the inability of traders to create Shares without depositing gold with the Trust, should prevent trading in Shares from being manipulated or used to manipulate the gold market.

Rules 101 and 102 of Regulation M

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant," and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such a distribution.[18]

The Sponsor requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons who may be deemed to be participating in a distribution of Shares (including the Authorized Participants and the Purchaser with respect to the Underwritten Shares) to bid for or purchase, redeem or otherwise engage in other secondary market transactions in such Shares during the applicable restricted period. The Sponsor also requests that the Commission grant an exemption from Rule 101 to permit the Marketing Agent to publish research[19] during the applicable restricted period. Similarly, the Sponsor requests that the Commission grant an exemption from Rule 102, as discussed below, to permit the Sponsor, selling security holders or any affiliated persons, and the Trust and its affiliated purchasers to bid

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Amex, dated November 3, 1999 (regarding the trading of HOLDRs), see letter from James Brigagliano, Assistant Director, Division of Market Regulation to Edward S. Knight, Executive Vice President and General Counsel, NASDAQ Stock Market Inc., ("NASDAQ") dated November 12, 2002 (regarding an extension to NASDAQ of the application of "generic" relief previously granted to the AMEX with respect to certain exchange traded funds occasioned by the listing of BLDRs for trading on NASDAQ).

[18] We note that Rule 100(b) of Regulation M defines "distribution" for purposes of the Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from an ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods. We acknowledge that a broker-dealer who acts as an Authorized Participant could be deemed under certain circumstances to be an "underwriter" or "distribution participant," as those terms are defined in Rule 100(b), even though such broker-dealer is not part of a syndicate or selling group and receives no fees, commissions or other remuneration from the Trust for its activities as Authorized Participant.

[19] The Marketing Agent intends to publish certain market-related information on the Trust's website during the applicable restricted period, including general information about the gold market, specific information regarding the Shares, the net asset value of the Trust's assets, and the then-current market prices of the Shares.

for or purchase or redeem Shares during the applicable restricted period like an exchange-traded fund organized as a unit investment trust ("UIT"). The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rules 101 and 102 to the Shares in these circumstances would not further the anti-manipulative purposes underlying the Rules.

The Commission has previously granted no-action relief with respect to Rule 101 of Regulation M[20] to the SPDR Trust, the MidCap Trust, the DIAMONDS Trust and the NASDAQ-100 Trust and other exchange traded funds ("ETFs") on substantially similar grounds.[21] Although, unlike the ETFs, the Trust is not a registered investment company, like the ETFs the Trust is not able to avail itself of the exception from Rule 101 afforded to an open-end management investment company or a UIT (as such terms are used in the 1940 Act).[22]

As discussed above, due to the redeemability of Shares in Baskets, the Sponsor believes that there should be little disparity between the market price of a Share and the value of the gold represented by that Share.[23] Accordingly, the rationale for exempting redeemable securities of ETFs from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering 100,000 Shares, the Trust, like the ETFs, is intended to function like a UIT continuously offering its shares. It is in recognition of the special nature of continuous offerings that open-end management investment company and UIT securities are exempted under paragraph (c) (4) of Rule 101 and that the Commission has been willing to grant no-action relief to the ETFs. Without such an exemption, or no-action relief, each of those issuers, like the Trust, could not operate as intended. The Trust respectfully requests that the Commission grant an exemption under paragraph (d) of Rule 101 to such effect or adopt a no-action position permitting distribution participants to engage in secondary market transactions in the Shares. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

Orders may be placed for Baskets to be created and redeemed, in kind, on any business day. Beneficial Owners of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Because of the redeemability of Baskets and the open-ended character of the Trust, any significant disparity between the market price of the Shares and the value of gold represented by the Shares should be eliminated by arbitrage activity. Because their trading value is largely determined based on the market value of the Trust's portfolio of gold,

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[20] *See also*, Bullion Security Corporation, No-Action Letter (pub. avail. December 9, 1988), in which the Commission granted an exemption from Rule 10b-6 under the Exchange Act to permit the trustee to redeem outstanding units of undivided beneficial interest in the trust (which comprised two portfolios, one holding gold and the other gold eagle coins), pursuant to the trust's proposed redemption program and to permit the sponsor of the trust to purchase trust units pursuant to the sponsor's proposed purchase option during a continuous offering of the trust's units.

[21] *See supra* note 17.

[22] *See* Rule 101(c) (4).

[23] In the event of unanticipated impediments to creations and/or redemptions of Baskets, larger discounts or premiums may occur.

neither the creation nor redemption of Shares, nor purchases or sales in the secondary market, will impact the value of gold represented by the Shares, and such transactions should not have a significant impact on the market value of the Shares.

In view of the predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Share pricing, application of Rule 101 to the Purchaser as an underwriter of the Underwritten Shares, the Marketing Agent and to broker-dealers that may be participating in a distribution is unnecessary and inappropriate and could hinder broker-dealers in their creation and redemption activities and undermine the potential beneficial market effects of Share trading and arbitrage.

The Sponsor also requests that the Commission confirm that, as a result of the redeemable nature of the Shares, the Commission would grant an exemption under paragraph (e) of Rule 102 or adopt a no-action position permitting the Trust to redeem Shares in Baskets during the continuous offering of Shares, and permitting the Trust's affiliated purchasers, as defined in Rule 100 of Regulation M, to engage in redemption transactions and secondary market transactions in Shares. The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for the security being distributed. The Sponsor respectfully submits that the redemption transactions and secondary market transactions described in this letter and the Registration Statement do not constitute a manipulative or deceptive practice for purposes of Rule 102 of Regulation M and that affiliated purchasers should be exempted from the provisions of Rule 102 to permit redemptions of Shares in Baskets during the continuous offering of the Shares.

Exchange Act Section 11(d) (1); Exchange Act Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or UIT with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Sponsor requests clarification that Section 11(d)(1) does not apply to broker-dealers (other than the Marketing Agent) that do not create or redeem Shares but that engage in both proprietary and customer transactions in Shares exclusively in the secondary market. We note that, other than the Purchaser with respect to the Underwritten Shares[24] and the Marketing Agent

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[24] The Purchaser will be paid an Underwriting Fee in connection with the offering and sale of the Underwritten Shares and may also receive an Advisory Fee payable by the Sponsor within one month after the Launch (to be paid in the sole discretion of the Sponsor depending on the success of the Trust at such time). Neither the Underwriting Fee nor the Advisory Fee will be shared, split or otherwise made available in whole or in part by the Purchaser to any other broker-dealer or any natural person associated with such broker-dealer. Once the Purchaser ceases selling the Underwritten Shares, it may act as an Authorized

with respect to the Marketing Agent Fees,[25] no broker-dealer or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Trust complex[26] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B), or (C).

In addition, although the Trust is not registered under the 1940 Act, in view of the substantial similarities between the Trust and ETFs, the Sponsor requests that the Staff of the Commission grant the Trust the same relief afforded by Rule 11d1-2 to ETFs and other registered open-end investment companies and UITs. In particular, the Sponsor requests the Staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against broker-dealers other than the Marketing Agent, that treat Shares, for purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered . . . unit investment trust as defined in the Investment Company Act" and, thereby, in reliance on the exemption contained in the Rule, directly or indirectly, extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days.

* * * * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please do not hesitate to contact the undersigned at (212) 238-8665 or Steven J. Glusband at (212) 238-8605.

Participant. The Purchaser will not extend, maintain, or arrange for the extension of maintenance or credit to or for customers on Shares during the distribution period for the Underwritten Shares or for 30 days after the last day that the Advisory Fee is payable to the Purchaser, except as otherwise permitted under Rule 11d1-1. Thereafter, the Purchaser, as with all other Authorized Participants, may extend, maintain, or arrange for the extension or maintenance of credit on Shares only to the extent permitted under Rule 11d1-1 or, pursuant to the relief granted in this letter, under Rule 11d1-2.

25 The Marketing Agent will be paid Marketing Agent Fees for providing assistance to the Sponsor in (1) developing a marketing plan for the Trust on an on-going basis, (2) preparing marketing materials regarding the Shares, including the content of the Trust's website, (3) executing the marketing plan for the Trust, (4) incorporating Gold into its strategic and tactical research, and (5) licensing the "streetTRACKS®" trademark. The Marketing Agent Fees will not be shared, split or otherwise made available in whole or in part by the Marketing Agent to any other broker-dealer or any natural person associated with such broker-dealer. In addition, the Marketing Agent, as a broker-dealer registered with the Commission, may execute purchases and sell Shares on behalf of its customers but will not act as an Authorized Participant and will not create or redeem Shares at any time.

26 The "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, the Marketing Agent, the Purchaser, the initial depositor, the World Gold Council and its members, the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) for any such issuer, and any "affiliated person" (as defined in the 1940 Act) of any such person.

If the Staff of the Commission believes that it is unable to concur with the Sponsor's position expressed in this letter, we would appreciate the opportunity to discuss the request for relief with the Staff prior to the issuance of a proposed negative response.

Kathleen H. Moriarty
Carter Ledyard & Milburn LLP
Counsel for World Gold Trust Services, LLC